

07005964

SEC[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR - 1 2007 WASH. DC 213

SEC FILE NUMBER
8- 66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRONTIER SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 PEACHTREE STREET NE
(No. and Street)

ATLANTA	GEORGIA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Standrod — 404-760-3424
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS BENATOR & LIBBY, LLP
(Name – *if individual, state last, first, middle name*)

1040 CROWN POINTE PARKWAY, SUITE 400	ATLANTA	GEORGIA	30338
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRONTIER SOLUTIONS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL
6
2008
FULTON COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRONTIER SOLUTIONS, LLC
(A WHOLLY OWNED SUBSIDIARY
OF ASPEN PARTNERS, LTD.)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2006

with

INDEPENDENT AUDITORS' REPORT

Audited Financial Statements and Supplemental Information

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2006

Supplementary Information


WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the statement of financial condition of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the period from December 1, 2005 through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from December 1, 2005 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Williams Benator & Libby, LLP

Atlanta, Georgia
February 19, 2007

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

STATEMENT OF FINANCIAL CONDITION

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	47,558
Receivable from parent--Note B		44,936
	$	92,494

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Payable to parent--Note B	$	422
Accrued commissions		33,405
TOTAL CURRENT LIABILITIES		33,827
MEMBER'S EQUITY		58,667
	$	92,494

See notes to financial statements.

STATEMENT OF INCOME

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

Period from December 1, 2005 through December 31, 2006

Net revenues--Note B	$ 1,170,081
Operating expenses:	
Commissions	730,516
Selling, general and administrative expenses	131,246
	861,762
INCOME FROM OPERATIONS	308,319
Other income:	
Other income	348
NET INCOME	$ 308,667

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

Period from December 1, 2005 through December 31, 2006

Member's capital	$	50,000
Net income for the period		308,667
Distributions to member		(300,000)
Balance at December 31, 2006	$	58,667

See notes to financial statements.

STATEMENT OF CASH FLOWS

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

Period from December 1, 2005 through December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 308,667
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from parent--Note B	(44,936)
Increase in payable to parent--Note B	422
Increase in accrued commissions	33,405
NET CASH PROVIDED BY OPERATING ACTIVITIES	297,558
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital contributions	50,000
Payment of distributions to member	(300,000)
NET CASH USED IN FINANCING ACTIVITIES	(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	47,558
Cash and cash equivalents at beginning of period	-0-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 47,558

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2006

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Frontier Solutions, LLC ("the Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, LTD. The Company is a wholly owned subsidiary of Aspen Partners, LTD ("Parent"). The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Income Taxes: Federal and state income taxes have not been provided for in the financial statements. Under existing law, the Company is not treated as a taxable entity. Rather, the Parent must include its allocated share of the Company's income, loss, gain, deduction, and credit in its income tax return.

Cash and Cash Equivalents: For purposes of reporting cash flows, the Company considers demand deposits and all unrestricted, highly liquid investments purchased with an original maturity of three months or less, which can be readily converted to cash on demand, without penalty, to be cash equivalents.

Revenue and Expense Recognition: Revenue and expense are recognized on the accrual basis.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B--RELATED PARTY TRANSACTION

The Parent provides certain managerial, administrative, clerical, accounting and other personnel necessary to conduct the Company's business as a broker dealer, within the scope and to the extent directed by the Company. At December 31, 2006, the Company had a payable to its Parent of $422 related to these expenses.

During the period from December 1, 2005 through December 31, 2006, the Company was allocated approximately $1,170,000 of revenue from its Parent. At December 31, 2006, the Company had a receivable from its Parent of $44,936 related to this revenue.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 2.46 to one, and net capital was approximately $9,000 more than required.


WILLIAMS
BENATOR
& LIBBY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) as of December 31, 2006 and for the period from December 1, 2005 through December 31, 2006, and have issued our report thereon dated February 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, computation for determination of reserve requirements and rule 15c3-3 matters at December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia *Williams Benator & Libby, LLP*
February 19, 2007

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

SUPPLEMENTARY INFORMATION

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2006	$	58,667
Less non-allowable assets--receivable from parent		(44,936)
	$	13,731

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	58,667
Audited financial statement adjustment to non-allowable assets		-0-
	$	58,667

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	13,731
Audited financial statement adjustment to non-allowable assets		-0-
	$	13,731

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	33,827
Total aggregate indebtedness	$	33,827
Ratio of aggregate indebtedness to net capital		2.46 to 1

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

The provision of the aforementioned rule are not applicable to Frontier Solutions, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Frontier Solutions, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.


WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Member
Frontier Solutions, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental information of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.) ("the Company"), for the period from December 1, 2005 through December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Benator & Libby, LLP

Atlanta, Georgia
February 19, 2007

END